SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number: 0-10736

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

MGI PHARMA, INC. Retirement Plan

(Formerly MGI PHARMA, Inc. Retirement Savings Plan)

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MGI PHARMA, INC.

5775 West Old Shakopee Road, Suite 100

Bloomington, MN 55437-3174

MGI PHARMA, INC. RETIREMENT PLAN

(Formerly MGI Pharma, Inc. Retirement Savings Plan)

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

MGI PHARMA, INC. RETIREMENT PLAN

(Formerly MGI Pharma, Inc. Retirement Savings Plan)

Independent Auditors’ Report

The Board of Trustees

MGI Pharma, Inc. Retirement Plan

    (Formerly MGI Pharma, Inc. Retirement Savings Plan):

We have audited the accompanying statements of net assets available for plan benefits of MGI Pharma, Inc. Retirement Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/    KPMG LLP

Minneapolis, Minnesota

May 30, 2003

MGI PHARMA, INC. RETIREMENT PLAN

(Formerly MGI Pharma, Inc. Retirement Savings Plan)

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments at fair value (note 6):
Mutual funds	$4,369,501	2,910,643
MGI Pharma, Inc. common stock	2,759,036	4,425,205
Participant loans	85,004	54,859

	7,213,541	7,390,707
Receivables:
Employer contribution	1,181,663	581,987

Total receivables	1,181,663	581,987

Net assets available for plan benefits	$8,395,204	7,972,694

See accompanying notes to financial statements.

MGI PHARMA, INC. RETIREMENT PLAN

(Formerly MGI Pharma, Inc. Retirement Savings Plan)

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Additions (reductions):
Investment income (loss):
Net depreciation in fair value of investments (note 6)	$(3,276,856)
Interest and dividends	38,376

Net investment loss	(3,238,480)

Contributions:
Employer	949,363
Employee	1,122,537
Forfeitures	(20,435)

Total contributions	2,051,465

Deductions:
Benefits paid to participants	(171,132)
Plan administrator fees	(869)

Total deductions	(172,001)
Transfers in from other plan (note 8)	1,781,526

Net increase in net assets available for plan benefits	422,510
Net assets available for plan benefits:
Beginning of year	7,972,694

End of year	$8,395,204

See accompanying notes to financial statements.

MGI PHARMA, INC. RETIREMENT PLAN

(Formerly MGI Pharma, Inc. Retirement Savings Plan)

Notes to Financial Statements

December 31, 2002 and 2001

(1)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)    Investments and Income Recognition

Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Company stock is valued at its quoted market price of $7.25 and $15.28 per share at December 31, 2002 and 2001, respectively. Participant loan notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income is allocated to participants’ accounts based upon their pro rata share of the respective investment balance during the income period.

(c)    Payment of Benefits

Benefits are recorded when paid.

(d)    Expenses

All administrative expenses of the Plan, with the exception of loan fees, are paid by MGI Pharma, Inc. (MGI or the Company).

(e)    Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(f)    Risks and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant accounts.

(Continued)

MGI PHARMA, INC. RETIREMENT PLAN

(Formerly MGI Pharma, Inc. Retirement Savings Plan)

Notes to Financial Statements

December 31, 2002 and 2001

(2)    Summary Description of the Plan

The following description of the MGI Pharma, Inc. Retirement Plan, formerly MGI Pharma, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is a defined contribution retirement savings plan sponsored by MGI. The Plan conforms to Section 401(k) of the Internal Revenue Code and therefore defers income taxes on qualifying contributions and Plan earnings. The Plan benefits eligible employees by accumulating retirement assets during their working careers through employee participation in a systematic savings and investment program to which MGI also contributes. The Plan is administered by an Administrative Committee appointed for that purpose by MGI’s board of directors.

At December 31, 2002, 198 employees were participants in the Plan. The Plan is available to every employee of MGI who completes six months of employment, is at least 21 years old, and is scheduled for at least 1,000 hours of service annually. Eligible employees may participate in the Plan through: (1) contributions of up to 15% of their compensation; (2) employer matching contributions equal to 50% of employee contributions, up to 6% of an employee’s compensation; (3) employer discretionary contributions; and (4) employee rollover contributions. Contributions are subject to certain limitations.

Employee contributions and related earnings are directed by the participant into available investment options and are fully vested at all times. Employer contributions are in the form of MGI common stock. Following full vesting, a participant may elect to redirect investment of employer contributions to any of the Plan’s investment alternatives. Employer contributions are 20% vested after completion of two years of employment, 40% after three years, 75% after four years, and 100% after five years. Employer discretionary contributions are allocated to a participant’s account based upon his/her pro rata share of total recognized compensation during the year. Forfeitures are used to reduce the amount of MGI’s contributions to the Plan. For the year ended December 31, 2002, approximately $20,435 in forfeitures were used to reduce employer contributions.

A participant’s account may mature and be distributed upon the occurrence of one of the following: (1) death, (2) retirement, (3) the attainment of 70 1/2 years of age, (4) termination of employment, (5) termination of the Plan, or (6) upon certain MGI “change in control” events. Distributions may be a lump sum of cash and MGI common stock held in a participant’s account.

(a)    Investments

At December 31, 2002, the following investment alternatives were available to plan participants: Vanguard Primecap Fund, Vanguard World, International Growth, Janus Worldwide Fund, ABN AMRO Income Plus Fund, ABN AMRO Chicago Capital Growth Fund, ABN AMRO Veredus Aggressive Growth Fund, ABN AMRO Chicago Capital Balanced Fund, ABN AMRO Chicago Capital Bond Fund, MFS Value Fund, and MGI Pharma, Inc. common stock.

(b)    Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or one-half of their vested balances. Loan transactions are treated as transfers between the relevant investment fund and the Participant Notes fund. Loan terms generally cannot exceed five years. The

(Continued)

MGI PHARMA, INC. RETIREMENT PLAN

(Formerly MGI Pharma, Inc. Retirement Savings Plan)

Notes to Financial Statements

December 31, 2002 and 2001

loans are secured by balances in the participant’s accounts and bear interest fixed at 1% above the prime rate upon initiation of the loan. Principal and interest is paid monthly or by more frequent installments.

(3)    Federal Income Taxes

The Plan received a tax qualification letter from the Internal Revenue Service dated September 13, 2002 stating that it is a qualified plan under the Internal Revenue Code (IRC), and therefore the associated trust is exempt from federal income taxes. Following the qualification letter, the Plan administration believes operation of the Plan has been performed in a manner to maintain compliance with the applicable requirements of the IRC.

(4)    Party-in-interest Transactions

The Plan engaged in transactions involving the acquisition or disposition of units of participation in collective investment funds of the Trustee, ABN AMRO Trust Services Company, which is a party-in-interest with respect to the Plan. These transactions are not considered “prohibited transactions” under Section 408(b)(8) and are not prohibited by the Employee Retirement Income Security Act (ERISA).

(5)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)    Investments

The following investments, as of December 31, 2002 and 2001, represented 5% or more of the Plan’s net assets:

	Principal amount or number of shares	Market value
2002:
Vanguard Group of Mutual Funds:
Primecap Fund	31,640	$1,107,223
ABN AMRO Group of Mutual Funds:
Chicago Capital Balanced Fund	70,059	697,065
Chicago Capital Growth Fund	31,791	574,437
Income Plus Fund	133,800	702,979
MGI Pharma, Inc. common stock	377,949	2,759,036

2001:
Vanguard Primecap Fund	17,643	$908,962
ABN AMRO Chicago Capital Balanced Fund	47,497	535,272
MGI Pharma, Inc. common stock	289,800	4,425,205

(Continued)

MGI PHARMA, INC. RETIREMENT PLAN

(Formerly MGI Pharma, Inc. Retirement Savings Plan)

Notes to Financial Statements

December 31, 2002 and 2001

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(595,602)
MGI Pharma, Inc. common stock	(2,681,254)

$(3,276,856)

(7)    Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2002	2001
MGI Pharma, Inc. common stock	$2,759,036	4,425,205
Contribution due from MGI Pharma, Inc.	624,125	581,987

Net assets	$3,383,161	5,007,192

Changes in net assets:
Net depreciation in fair value of investments	$(2,681,254)
Contributions	1,200,091
Transfer to other funds	(32,822)
Forfeitures	(20,435)
Distributions	(89,488)
Other	(123)

Decrease in nonparticipant-directed investments	$(1,624,031)

(8)    Plan Merger

Effective December 31, 2002, the MGI Pharma, Inc. Funded Retirement Trust was merged into the MGI Pharma, Inc. Retirement Savings Plan to form a single plan and trust. The Plan was renamed the MGI Pharma, Inc. Retirement Plan.

Schedule

MGI PHARMA, INC. RETIREMENT PLAN

(Formerly MGI Pharma, Inc. Retirement Savings Plan)

Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer	Description	Face amountor shares	Cost	Fair market value
Vanguard Group:
Primecap Fund	Registered Investment Fund	31,640		$1,107,223
World, International Growth	Registered Investment Fund	27,769		337,654
Janus Worldwide Fund	Registered Investment Fund	11,865		381,225
* ABN AMRO:
Chicago Capital Bond Fund	Registered Investment Fund	30,698		312,196
Chicago Capital Balanced Fund	Registered Investment Fund	70,059		697,065
Chicago Capital Growth Fund	Registered Investment Fund	31,791		574,437
Income Plus Fund	Registered Investment Fund	133,800		702,979
Veredus Aggressive Growth Fund	Registered Investment Fund	18,235		196,382
MFS Value Fund	Registered Investment Fund	3,655		60,340
* MGI Pharma, Inc. common stock	Common Stock, par value $ 0.01	377,949	$4,349,475	2,759,036
Participant loans	Loans to participants ranging
	between 5.25% and 10.5%.			85,004

Total				$7,213,541

*	Represents party-in-interest

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003	MGI PHARMA, INC. Retirement Plan (Formerly MGI PHARMA, INC. Retirement Savings Plan)

	By:	/S/ KRISTIN GUSTAFSON
	Name:	Kristin Gustafson
	Title:	Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of KPMG LLP (filed herewith)

99.1	Certification of Leon O. Moulder, Jr., pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

99.2	Certification of William C. Brown, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)